SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BIRNER DENTAL MANAGEMENT SERVICES, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

091283200

(CUSIP Number)

Bradley C. Palmer

Palm Management (US) LLC

19 West Elm Street

Greenwich, CT 06830

(203) 302-7000

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 091283200	13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON Palm Management (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 300,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 300,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 300,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%**
14	TYPE OF REPORTING PERSON OO

* Includes 299,400 and 600 shares of Common Stock issuable upon the conversion of Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock, respectively, which are both convertible into Series B Convertible Preferred Stock at any time at the option of the holder, which Series B Convertible Preferred Stock is then convertible into Common Stock at any time at the option of the holder. Does not include interest and dividends.

**Assumes the conversion of (i) the Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock into Series B Convertible Preferred Stock and (ii) the Series B Convertible Preferred Stock into Common Stock. Does not include interest and dividends.

CUSIP No. 091283200	13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON Palm Global Small Cap Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 300,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 300,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 300,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%**
14	TYPE OF REPORTING PERSON PN

* Includes 299,400 and 600 shares of Common Stock issuable upon the conversion of Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock, respectively, which are both convertible into Series B Convertible Preferred Stock at any time at the option of the holder, which Series B Convertible Preferred Stock is then convertible into Common Stock at any time at the option of the holder. Does not include interest and dividends.

**Assumes the conversion of (i) the Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock into Series B Convertible Preferred Stock and (ii) the Series B Convertible Preferred Stock into Common Stock. Does not include interest and dividends.

CUSIP No. 091283200	13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON Palm Active Dental, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 700,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 700,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 700,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%**
14	TYPE OF REPORTING PERSON OO

* Includes 698,600 and 1,400 shares of Common Stock issuable upon the conversion of Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock, respectively, which are both convertible into Series B Convertible Preferred Stock at any time at the option of the holder, which Series B Convertible Preferred Stock is then convertible into Common Stock at any time at the option of the holder. Does not include interest and dividends.

**Assumes the conversion of (i) the Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock into Series B Convertible Preferred Stock and (ii) the Series B Convertible Preferred Stock into Common Stock. Does not include interest and dividends.

CUSIP No. 091283200	13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON Palm Active Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 793,600*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 793,600*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 793,600*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.7%**
14	TYPE OF REPORTING PERSON OO

* Includes 792,000 and 1,600 shares of Common Stock issuable upon the conversion of Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock, respectively, which are both convertible into Series B Convertible Preferred Stock at any time at the option of the holder, which Series B Convertible Preferred Stock is then convertible into Common Stock at any time at the option of the holder. Does not include interest and dividends.

**Assumes the conversion of (i) the Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock into Series B Convertible Preferred Stock and (ii) the Series B Convertible Preferred Stock into Common Stock. Does not include interest and dividends.

CUSIP No. 091283200	13D	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON Palm Active Dental II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 93,600*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 93,600*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 93,600*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%**
14	TYPE OF REPORTING PERSON PN

* Includes 93,400 and 200 shares of Common Stock issuable upon the conversion of Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock, respectively, which are both convertible into Series B Convertible Preferred Stock at any time at the option of the holder, which Series B Convertible Preferred Stock is then convertible into Common Stock at any time at the option of the holder. Does not include interest and dividends.

**Assumes the conversion of (i) the Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock into Series B Convertible Preferred Stock and (ii) the Series B Convertible Preferred Stock into Common Stock. Does not include interest and dividends.

CUSIP No. 091283200	13D	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON Bradley C. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,093,600*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,093,600*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,093,600*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.8%**
14	TYPE OF REPORTING PERSON IN

* Includes 1,091,400 and 2,200 shares of Common Stock issuable upon the conversion of Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock, respectively, which are both convertible into Series B Convertible Preferred Stock at any time at the option of the holder, which Series B Convertible Preferred Stock is then convertible into Common Stock at any time at the option of the holder. Does not include interest and dividends.

**Assumes the conversion of (i) the Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock into Series B Convertible Preferred Stock and (ii) the Series B Convertible Preferred Stock into Common Stock. Does not include interest and dividends.

CUSIP No. 091283200	13D	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON Bradley M. Tirpak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000
	8	SHARED VOTING POWER 1,093,600*
	9	SOLE DISPOSITIVE POWER 2,000
	10	SHARED DISPOSITIVE POWER 1,093,600*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,095,600*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.8%**
14	TYPE OF REPORTING PERSON IN

* Includes 1,091,400 and 2,200 shares of Common Stock issuable upon the conversion of Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock, respectively, which are both convertible into Series B Convertible Preferred Stock at any time at the option of the holder, which Series B Convertible Preferred Stock is then convertible into Common Stock at any time at the option of the holder. Does not include interest and dividends.

**Assumes the conversion of (i) the Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock into Series B Convertible Preferred Stock and (ii) the Series B Convertible Preferred Stock into Common Stock. Does not include interest and dividends.

CUSIP No. 091283200	13D	Page 9 of 14 Pages

1	NAME OF REPORTING PERSON Joshua S. Horowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000
	8	SHARED VOTING POWER 1,093,600*
	9	SOLE DISPOSITIVE POWER 2,000
	10	SHARED DISPOSITIVE POWER 1,093,600*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,095,600*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.8%**
14	TYPE OF REPORTING PERSON IN

* Includes 1,091,400 and 2,200 shares of Common Stock issuable upon the conversion of Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock, respectively, which are both convertible into Series B Convertible Preferred Stock at any time at the option of the holder, which Series B Convertible Preferred Stock is then convertible into Common Stock at any time at the option of the holder. Does not include interest and dividends.

**Assumes the conversion of (i) the Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock into Series B Convertible Preferred Stock and (ii) the Series B Convertible Preferred Stock into Common Stock. Does not include interest and dividends.

CUSIP No. 091283200	13D	Page 10 of 14 Pages

This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on January 3, 2018 (as amended, the “Schedule 13D” or this “Statement”), with respect to the Common Stock, no par value per share (the “Common Stock”), of Birner Dental Management Services, Inc., a Colorado corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 1, the Schedule 13D remains unchanged.

Item 2. Identity and Background.

This Statement is filed by (i) Palm Global Small Cap Master Fund LP, a Cayman Islands exempted limited partnership (“Palm Global”), (ii) Palm Active Dental, LLC, a Delaware limited liability company (“PAD”), (iii) Palm Management (US) LLC, a Delaware limited liability company, (iv) Palm Active Dental II, LP, a Delaware limited partnership (“PAD II”), (v) Palm Active Partners Management, LLC, a Delaware limited liability company, (vi) Mr. Bradley C. Palmer, (vii) Mr. Bradley M. Tirpak and (viii) Mr. Joshua S. Horowitz.

The foregoing entities and persons are sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

The principal business of each of Palm Global, PAD and PAD II is serving as a private investment fund. The principal business of Palm Management (US) LLC is to provide investment management services, including to Palm Global. The principal business of Palm Active Partners Management, LLC is to provide investment management services, including to PAD and PAD II. The principal occupation of Mr. Palmer is serving as the sole member of Palm Management (US) LLC. The principal occupation of Mr. Tirpak is serving as a portfolio manager at Palm Management (UK) LLP. The principal occupation of Mr. Horowitz is serving as a portfolio manager at Palm Management (US) LLC. Mr. Horowitz also serves as the Chairman of the Board of Directors of the Company, and Mr. Tirpak serves as a director of the Company. Each of Messrs. Palmer, Horowitz and Tirpak is a U.S. citizen.

The business address of each of the Reporting Persons is c/o Palm Management (US) LLC, 19 West Elm Street, Greenwich, Connecticut, 06830.

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As described in Items 4 and 5(c) below, on August 15, 2018, PAD II purchased Convertible Senior Subordinated Secured Loan Notes from the Company, in the aggregate principal amount of $467,000, and one share of Series A Convertible Preferred Stock, at a purchase price of $1,000 per share. The source of these funds was working capital of PAD II.

On December 28, 2017, Palm Global and PAD purchased Convertible Senior Subordinated Secured Loan Notes from the Company in the aggregate principal amount of $1,497,000 and $3,493,000, respectively (for an aggregate principal amount of $4,990,000), and shares of Series A Convertible Preferred Stock, at a purchase price of $1,000 per share, for $3,000 and $7,000, respectively (for an aggregate purchase price of $10,000). The source of these funds was working capital of Palm Global and PAD, as applicable.

Item 4. Purpose of Transaction.

On August 15, 2018, PAD II entered into the First Follow-On Securities Purchase Agreement (the “Follow-On Purchase Agreement”) with the Company to purchase Convertible Senior Subordinated Secured Loan Notes (the “Notes”), in the aggregate principal amount of $467,000, and one share of Series A Convertible Preferred Stock of the Company (the “Series A Preferred Stock), for an aggregate purchase price of $1,000, in a privately negotiated transaction. Previously, on December 28, 2017, PAD and Palm Global (together with PAD II, the “Palm Investors”) had purchased Notes in the aggregate principal amount of $4,990,000 with ten attached shares of Series A Convertible Preferred Stock under the Securities Purchase Agreement (the “Original Purchase Agreement”). The Notes and the share of Series A Convertible Preferred Stock purchased by PAD II are governed by the terms of the Follow-On Purchase Agreement, the Original Purchase Agreement, the Note, the Articles of Amendment for the Series A Convertible Preferred Stock and the Articles of Amendment for the Series B Convertible Preferred Stock (together, the “Investment Documents”). The description of the Investment Documents contained in this Statement is not complete and is qualified in its entirety by reference to the full text of the Investment Documents. The Investment Documents are listed as exhibits to this Statement and are hereby incorporated herein by reference.

CUSIP No. 091283200	13D	Page 11 of 14 Pages

Each share of Series A Preferred Stock entitles the holder to 100,000 votes per share. The Notes and shares of Series A Preferred Stock are both convertible into shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”) at any time at the option of the holder, which Series B Preferred Stock is then convertible into shares of Common Stock at any time at the option of the holder. Each share of Series A Preferred Stock is convertible into such number of shares of Series B Preferred Stock as is determined by dividing the Series A Preference Price ($1,000 per share of Series A Preferred Stock), plus any and all accrued and unpaid dividends, by $5.00. Each share of Series B Preferred Stock is convertible into such number of shares of Common Stock as is determined by dividing the Series B Preference Price ($5.00 per share of Series B Preferred Stock), plus any and all accrued and unpaid dividends, by the conversion price (initially $5.00) then in effect.

The Notes mature on September 30, 2023 and accrue interest on a quarterly basis at a rate of 5% per annum until December 28, 2020. Thereafter, interest accrues on a quarterly basis at a rate of (i) 5% per annum if the VWAP (as defined in the Notes) for each of any 30 consecutive Trading Days (as defined in the Notes) during the immediately preceding quarter is less than $15 per share of Common Stock, (ii) 2.5% per annum if the VWAP for each of any 30 consecutive Trading Days during the immediately preceding quarter is equal to or greater than $15 per share of Common Stock and equal to or less than $20 per share of Common Stock, and (iii) 0% if the VWAP for each of any 30 consecutive Trading Days during the immediately preceding quarter exceeds $20 per share of Common Stock. Subject to the terms of the subordination agreement with a bank, which prohibits the payment of cash interest unless the Total Cash Flow Leverage Ratio is less than 2:1, the Company has the option to pay interest in cash or by increasing the principal amount of the Notes in the amount of any unpaid and accrued interest.

Holders of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock are entitled to receive dividends on a quarterly basis at a rate of 5% per annum until December 28, 2020. Thereafter, dividends accrue on a quarterly basis at the same rates as interest for the Notes as described above. Subject to the terms of the subordination agreement, which prohibits the payment of cash dividends unless the Total Cash Flow Leverage Ratio is less than 2:1, the Company has the option to pay dividends in cash or by issuing additional shares of preferred stock in the amount of any unpaid and accrued interest.

Shares of Series A Preferred Stock and Series B Preferred Stock may be redeemed at any time at the option of the holder beginning on the sixth anniversary of December 28, 2017.

The Palm Investors are parties to a registration rights agreement with the Company providing for the registration of the shares of Common Stock issuable upon conversion of (i) the Notes and Series A Preferred Stock into Series B Preferred Stock and (ii) the Series B Preferred Stock into Common Stock. In addition, the Palm Investors have entered into a security agreement with the Company pursuant to which the Company granted a security interest to the Palm Investors in certain collateral to secure the Company’s obligations under the Notes.

The Palm Investors have designated three directors to the Company’s Board of Directors, including Messrs. Horowitz and Tirpak (the “Palm Directors”). None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as described in this Statement or as may be proposed by the Palm Directors in their capacity as directors of the Company, or by such Board with the Palm Directors’ participation. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons acquired the securities reported in this Statement for investment purposes. The Reporting Persons and their affiliates may in the future acquire additional securities or shares of Common Stock or dispose of some or all of the securities or shares of Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the securities or Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

CUSIP No. 091283200	13D	Page 12 of 14 Pages

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 1,093,600 shares of Common Stock, including (i) 299,400, 698,600 and 93,400 shares of Common Stock issuable upon the conversion of Convertible Senior Subordinated Loan Notes held by Palm Global, PAD and PAD II, respectively, and (ii) 600, 1,400 and 200 shares of Common Stock issuable upon the conversion of Series A Convertible Preferred Stock held by Palm Global, PAD and PAD II, respectively. The Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock are both convertible into Series B Convertible Preferred Stock at any time at the option of the holder, which Series B Convertible Preferred Stock is then convertible into Common Stock at any time at the option of the holder. Assuming (i) the conversion of the Convertible Senior Subordinated Loan Notes and Series A Convertible Preferred Stock into Series B Convertible Preferred Stock and (ii) the Series B Convertible Preferred Stock into Common Stock, the Reporting Persons beneficially own approximately 36.8% of the Company’s outstanding shares of Common Stock (not including restricted stock held by Messrs. Horowitz and Tirpak received as director compensation).

Each of Palm Global, PAD and PAD II directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Each of Mr. Horowitz and Mr. Tirpak directly holds 2,000 shares of restricted stock received by them as director compensation; restricted stock vests in two equal installments on June 20, 2019 and June 20, 2020. None of the other Reporting Persons directly holds any of the securities or shares of Common Stock disclosed in this Statement.

In addition, the Palm Investors are entitled to the aggregate amount of PIK interest and dividends for the Convertible Senior Subordinated Loan Notes and Series A Preferred Stock equal to $147,669 through July 31, 2018 that would be convertible into additional shares of Common Stock. With PIK interest and dividends included, as of July 31, 2018, (i) Palm Global holds the aggregate amount of Series A Preferred Stock of $3,089 and the aggregate principal amount of the Notes of $1,541,212 and (ii) PAD holds the aggregate amount of Series A Preferred Stock of $7,207 and the aggregate principal amount of the Notes of $3,596,161.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on 1,881,761 shares of Common Stock reported by the Company as outstanding as of August 3, 2018 in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 filed with the Securities and Exchange Commission on August 14, 2018 plus 1,093,600 shares of Common Stock issuable upon the conversion of (i) the Convertible Senior Subordinated Loan Notes and the Series A Convertible Preferred Stock into Series B Convertible Preferred Stock and (ii) the Series B Convertible Preferred Stock into shares of Common Stock.

Due to his positions with Palm Management (US) LLC and affiliated entities, Mr. Palmer may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by Palm Global, PAD and PAD II. Palm Management (US) LLC, as the investment manager of Palm Global, may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by Palm Global. Due to their positions with Palm Global and Palm Management (US) LLC, Messrs. Horowitz and Tirpak may be deemed to be beneficial owners of the shares of Common Stock disclosed as directly owned by Palm Global. Palm Active Partners Management, LLC, as the investment manager of PAD and PAD II, may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by PAD and PAD II. Due to their positions with Palm Active Partners Management, LLC, Messrs. Horowitz, Palmer and Tirpak may be deemed to be beneficial owners of the shares of Common Stock disclosed as directly owned by PAD and PAD II. Palm Management (US) LLC, Palm Active Partners Management, LLC, Messrs. Horowitz, Palmer and Tirpak disclaim beneficial ownership of these shares except to the extent of their respective pecuniary interest therein.

(b) Each of Palm Global, PAD and PAD II beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Palm Management (US) LLC, as the investment manager of Palm Global, has the shared power to direct the voting and disposition of the shares of Common Stock held by Palm Global. Mr. Palmer, as the sole member of Palm Management (US) LLC, Mr. Horowitz, as the managing director of Palm Management (US) LLC and the director of the general partner of Palm Global, and Mr. Tirpak, as the director of the general partner of Palm Global, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by Palm Global. Mr. Palmer, as the member of PAD, has the shared power to direct the voting and disposition of the shares of Common Stock held by PAD.

CUSIP No. 091283200	13D	Page 13 of 14 Pages

Palm Active Partners Management, LLC, as the investment manager of PAD and PAD II, has the shared power to direct the voting and disposition of the shares of Common Stock held by PAD and PAD II. Due to their positions with Palm Active Partners Management, LLC, Messrs. Horowitz, Palmer and Tirpak may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by PAD and PAD II. Each of Messrs. Horowitz and Tirpak has the sole power to direct the voting and disposition of the shares of Common Stock directly held by him.

(c) On August 15, 2018, PAD II purchased Convertible Senior Subordinated Secured Loan Notes from the Company, in the aggregate principal amount of $467,000, and one share of Series A Convertible Preferred Stock, at a purchase price of $1,000 per share, in a privately negotiated transaction.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 and Item 5(c) above is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 1, which agreement is set forth on the signature page to this Statement.

Item 7. Material to Be Filed as Exhibits.

99.1

Securities Purchase Agreement, dated as of December 28, 2017, by and among Birner Dental Management Services, Inc. and each of the investors set forth on the signature pages thereto (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 2, 2018).

99.2	Security Agreement, dated as of December 28, 2017, by Birner Dental Management Services, Inc., Palm Global Small Cap Master Fund LP, and Palm Active Dental, LLC (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 2, 2018).

99.3	Registration Rights Agreement, dated as of December 28, 2017, by and among Birner Dental Management Services, Inc. and each of the investors set forth on the signature pages thereto (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 2, 2018).

99.4	Form of Convertible Senior Subordinated Secured Loan Note (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 2, 2018).

99.5	Articles of Amendment relating to Series A Convertible Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 2, 2018).

99.6	Articles of Amendment relating to Series B Convertible Preferred Stock (incorporated herein by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 2, 2018).

99.7	First Follow-On Securities Purchase Agreement, dated as of August 15, 2018, by and between Birner Dental Management Services, Inc. and Palm Active Dental II, LP (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 16, 2018).

99.8	Joint Filing Agreement among the Reporting Persons (set forth on the signature page to this Statement and incorporated herein by reference).

CUSIP No. 091283200	13D	Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: August 17, 2018

PALM GLOBAL SMALL CAP MASTER FUND LP By Palm Global Small Cap Fund GP Ltd., its general partner
/s/ Joshua S. Horowitz
Joshua S. Horowitz
Director

PALM ACTIVE DENTAL, LLC,

/s/ Jason Woody
Jason Woody
Secretary
PALM ACTIVE DENTAL II, LP By Palm Active Partners, LLC, its general partner

/s/ Joshua S. Horowitz
Joshua S. Horowitz
Director

PALM MANAGEMENT (US) LLC
/s/ Joshua S. Horowitz
Joshua S. Horowitz
Managing Director PALM ACTIVE PARTNERS MANAGEMENT, LLC
/s/ Joshua S. Horowitz
Joshua S. Horowitz Director

/s/ Bradley C. Palmer
BRADLEY C. PALMER

/s/ Joshua S. Horowitz
JOSHUA S. HOROWITZ

/s/ Bradley M. Tirpak
BRADLEY M. TIRPAK